UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Iconix Brand Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

451055305

(CUSIP Number)

Iconix Acquisition LLC

c/o Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester, New York 14604

(585) 987-2820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055305	13D	Page 1 of 8 pages

1	Names of Reporting Persons Iconix Acquisition LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,185,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,595,502

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,185,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 451055305	13D	Page 2 of 8 pages

1	Names of Reporting Persons Avram Glazer Irrevocable Exempt Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,185,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,595,502

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,185,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.8%
14	Type of Reporting Person OO

CUSIP No. 451055305	13D	Page 3 of 8 pages

1	Names of Reporting Persons Avram Glazer
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,185,111
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,595,502

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,185,111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.8%
14	Type of Reporting Person IN

CUSIP No. 451055305	13D	Page 4 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”) of Iconix Brand Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1450 Broadway, New York, NY 10018.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Iconix Acquisition LLC

Avram Glazer Irrevocable Exempt Trust (the “Trust”)

Avram Glazer

Iconix Acquisition LLC is organized under the laws of the State of Delaware. The Trust is organized under the laws of the State of Nevada. Mr. Glazer is a citizen of the United States.

The business address for each of the Reporting Persons is c/o Woods Oviatt Gilman LLP, 1900 Bausch & Lomb Place, Rochester, New York 14604.

The present principal occupation of Mr. Glazer is managing member of Lancer Capital LLC.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Iconix Acquisition LLC acquired the Notes (as defined below) for total consideration of $42,969,850. Iconix Acquisition LLC acquired the funds for the purchase of the Notes through a capital contribution from its managing member.

Item 4.	Purpose of Transaction.

Note Purchase Agreement

On June 15 2021, pursuant to a note purchase agreement, dated June 11, 2021 (the “Note Purchase Agreement”), by and among Iconix Acquisition LLC and Allianz Global Investors U.S. LLC (the “Seller”), Iconix Acquisition LLC purchased from the Seller $55,805,000.00 in aggregate principal amount of the Issuer’s 5.75% Convertible Senior Subordinated Secured Second Lien Notes due 2023 (the “Notes”), issued pursuant to that certain Indenture, dated as of February 22, 2018, between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee. The principal amount of the notes is presently convertible at a fixed conversion price of $19.16 per share plus a make-whole premium, presently $2.99 per share, which is calculated based upon a 10-day volume weighted average price measured prior to the date of conversion.

CUSIP No. 451055305	13D	Page 5 of 8 pages

Pursuant to the terms of the Note Purchase Agreement, Seller has granted Iconix Acquisition LLC an irrevocable proxy (the “Irrevocable Proxy”) to vote or execute written consents with respect to the 589,609 shares of Common Stock currently held by Seller and its affiliates (the “Seller Shares”). Further Seller has agreed that it will vote the Seller Shares against any agreement or transaction that would adversely affect the Tender Offer or the Merger (each as defined below). Seller has also agreed to tender the Seller Shares into the Tender Offer.

Merger Agreement

Also on June 11, 2021, Iconix Acquisition LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Iconix Merger Sub Inc., a Delaware corporation (“Merger Sub”) and the Issuer. Pursuant to the Merger Agreement, Iconix Acquisition LLC agreed to commence a tender offer, as promptly as practicable, for all of the outstanding shares of the Issuer at a price per share equal to $3.15 (the “Tender Offer”). Following consummation of the Tender Offer, Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Iconix Acquisition LLC (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Iconix Acquisition LLC has agreed to take (and refrain from taking) certain other actions in connection with the Transactions, including, without limitation, supporting any actions necessary to consummate the Tender Offer and the Merger.

The descriptions of the Note Purchase Agreement and Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: the Merger, the Tender Offer, a reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 451055305	13D	Page 6 of 8 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 14,480,623 shares of Common Stock outstanding as of May 7, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Iconix Acquisition LLC	6,185,111	30.8%	0	6,185,111	0	5,595,502
Avram Glazer Irrevocable Exempt Trust	6,185,111	30.8%	0	6,185,111	0	5,595,502
Avram Glazer	6,185,111	30.8%	0	6,185,111	0	5,595,502

The amount of shares reported as beneficially owned in the table above includes (i) 5,595,502 shares of Common Stock issuable upon conversion of the Notes and (ii) 589,609 Seller Shares, over which Iconix Acquisition LLC may be deemed to share voting power over pursuant to the Irrevocable Proxy and certain other provisions of the Note Purchase Agreement

Mr. Glazer is the sole trustee of the Trust, which is the sole member of Iconix Acquisition LLC, which is the holder of the Irrevocable Proxy and the record owner of the Notes. As such, Mr. Glazer and the Trust may be deemed to share beneficial ownership over the securities beneficially owned by Iconix Acquisition LLC.

(c)	Except as set forth in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

CUSIP No. 451055305	13D	Page 7 of 8 pages

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Note Purchase Agreement and the Merger Agreement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Note Purchase Agreement, dated as of June 11, 2021, by and among Iconix Acquisition LLC and Allianz Global Investors U.S. LLC.

3	Agreement and Plan of Merger, dated as of June 11, 2021, by and among Iconix Brand Group, Inc., Iconix Acquisition LLC and Iconix Merger Sub Inc. (incorporated by reference as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 11, 2021).

CUSIP No. 451055305	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 25, 2021

Iconix Acquisition LLC
By: Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee

Avram Glazer

By:	/s/ Avram Glazer
Name:	Avram Glazer